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Brass Knuckle Brewing Co

Brewery

3420 North Wickham Rd
Melbourne, FL 32935
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Investment Opportunity
Data Room
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THE PITCH
Brass Knuckle Brewing Co is seeking investment to start a new craft brewery.
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.7 for the next $50,000 invested.
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OUR OFFERINGS

Our beer packs a punch! We combine our brewing experience and beer knowledge to produce high quality and innovative beers. The company will be utilizing traditional beer styles and our interests in experimental brewing to push the flavor envelope. We have a no fear mentality when creating recipes so far as to brew a garlic beer that people loved and claimed tasted like a liquid garlic bread! We have had success in small group tastings and a music event. With our beer we intend to create a unique and unforgettable beverage experience. Any beer recipe or product listed in or referred to in this business plan is owned by the company, who will be the proprietor. We will introduce our products in a multi-phased schedule with constant sales evaluation and product performance appraisal. In our first phase we will introduce our four core/flagship beers:

Anthem-Amber Ale
Old Man's Money-Oatmeal Pale Ale
Jukebox Ipa-American IPA
Treble Hef-German Hefeweizen
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LOCATION

The location proposed is on Wickham Rd, which is a very busy road that stretches through a long section of Brevard County, Florida. The 1100 sq ft will be divided up for adequate spacing for production in the brewhouse of 480 sq ft and 620 sq ft going towards the taproom, 2 single stall bathrooms, a cold room, and an office. Some more details on craft beer in Brevard County:

Of the 535,641 residents, 471,340 are of drinking age and able to legally enjoy our products.
Brevard County currently has only 9 operating craft breweries and 3 in planning.
Aside from opportunity for local customer base, there is high tourist traffic in Brevard County that will increase demand for great craft beer.
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THE TEAM
Kyle Lenke
Owner/head brewer
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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment $30,000

Mainvest Compensation $3,000

Bottling Supplies $10,000

Operating Capital $7,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$464,256	$510,681	$546,428	$573,749	$590,961
Cost of Goods Sold	$21,120	$23,231	$24,857	$26,099	$26,881
Gross Profit	$443,136	$487,450	$521,571	$547,650	$564,080

EXPENSES

Rent	$33,540	$34,378	$35,237	$36,117	$37,019
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$49,920	$54,911	$58,754	$61,691	$63,541
Equipment Lease	$20,400	$20,910	$21,432	$21,967	$22,516
Legal & Professional Fees	$800	$820	$840	$861	$882
Operating Profit	$326,476	$364,131	$392,701	$414,092	$426,877

This information is provided by Brass Knuckle Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Brass Knuckle Brewing Business Plan.pdf

Investment Round Status

$50,000

TARGET

$100,000

MAXIMUM

This investment round closes on April 28, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Brass Knuckle Brewing Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.7×

Investment Multiple 1.6×

Business's Revenue Share 2.5%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2027

Financial Condition

We currently do not have any operating history but have profit/revenue projections

Risk Factors

Real Estate Risk

Brass Knuckle Brewing Company is still in the process of securing a location to lease, which will be necessary to conduct operations. To

the extent Brass Knuckle Brewing Company is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Brass Knuckle Brewing Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Brass Knuckle Brewing Company operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

Brass Knuckle Brewing Company is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Brass Knuckle Brewing Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Brass Knuckle Brewing Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Brass Knuckle Brewing Company might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Brass Knuckle Brewing Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Brass Knuckle Brewing Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Brass Knuckle Brewing Company will be required to provide some information to investors for at least 12 months following the offering.

However, this information is far more limited than the information that would be required of a publicly-reporting company; and Brass Knuckle Brewing Company is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Brass Knuckle Brewing Company will carry some insurance, Brass Knuckle Brewing Company may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Brass Knuckle Brewing Company could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Brass Knuckle Brewing Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Brass Knuckle Brewing Company or management), which is responsible for monitoring Brass Knuckle Brewing Company's compliance with the law. Brass Knuckle Brewing Company will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Brass Knuckle Brewing Company is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Brass Knuckle Brewing Company fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Brass Knuckle Brewing Company, and the revenue of Brass Knuckle Brewing Company can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Brass Knuckle Brewing Company to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Brass Knuckle Brewing Co. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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